Exovolar Industries Corp.



ANNUAL REPORT

600 Palisade Ave.

Union City, NJ 07087

(714) 306-9613

https://exovolar.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Exovolar is developing a hands-free personal air mobility (PAM) system allowing human intelligence, dexterity, and decision-making to be airborne. By assisting the lower human body to achieve flight, the system enables the user to perform dexterous tasks in air with their hands. The additional utility will first serve the military, who has had continuous interest in PAM technology for decades. We believe the hands-free utility will translate to the aerial work industry where traditional methods of aerial workspace access are logistically challenging and/or expensive. Our PAM system would become an alternative to crane lifts, suspended workstations, and/or helicopters for industries like wind turbine, utility tower, and bridge maintenance. As the technology matures, it can also be applied to the public safety sector for emergence responses, and the sports and entertainment sector.

A few examples of addressible markets mentioned above include:

1. Military Exoskeleton, projected to be valued at $3B in 2025 with growth rate of 14.4%.

2. Aerial Work (Wind Turbine Maintenence), valued at $8B in 2016 and projected to grow at 11.1% from 2017 to 2025.

3. Airborned Firstaid Vehicles, projected to be valued at $11.4B in 2024 with growth rate of 1.95%.

4. Air Sports Equipment, valued at $14.9B in 2018 and projected to grow at 6.7% from 2019 to 2025.

Sources:

1. https://www.prnewswire.com/news-releases/military-exoskeleton-market-changing-face-of-combat-augments-demand-for-better-protection-devices-says-tmr-626463341.html

2. https://www.grandviewresearch.com/industry-analysis/wind-turbine-operations-maintenance-market

3. https://icrowdnewswire.com/2019/11/27/air-ambulance-services-market-2019-2024-global-growth-drivers-opportunities-trends-and-forecasts/

4. https://www.grandviewresearch.com/industry-analysis/air-sports-equipment-market

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,490.00

Number of Securities Sold: 1,490,000

Use of proceeds: Research and Development

Date: February 20, 2021

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

We plan to not have significant revenue with this round of fund raise. Instead, we will be focused on developing the technology and securing pilot programs and contracts in the 24 months following the raise. The planned expenditures for the $1.07M raise will give us two years of runway to venture into the next stage of business, which is going into early production and generating revenue.

Foreseeable major expenses based on projections:

Payroll will be the most significant expense over the span of two years as we plan to hire and retain top tier engineers to work on this challenging project.

The parts and tooling cost of R&D would also be significant, but as we are building on top of existing prototype and infrastructure, this portion of the cost will go into replacement part in case of damage and new parts in case of design iteration.

The remaining budget will largely go into rent, insurance, legal, accounting, software, and office expenses as detailed in "Exovolar - $1M Expenditure Planning".

Future operational challenges:

Over-extended development cycle would put strain on both the payroll runway and R&D budget. Since our goal is to showcase the technology in capability demonstrations and pilot programs, we need to be very precise on which features of the system we will dedicate our time and resources to. Instead of going for features that we believe is needed, we have to constantly engage with stakeholders with what we have at the time and adopt the lean development approach.

Future challenges related to capital resources:

At the prototyping stage, we outsource the fabrication of complex parts, so in-house capital resources are not a big concern for us. We might have to construct a tethered test flight rig that is more advanced than what we have at the moment, but we have a solution with our existing infrastructure and airport test space. All things considered, we have existing physical means and infrasture to continue development, with the incoming fund raise, we will have more assurance that the experiements can be carried out successfully.

Future milestones and events:

A grant, pilot program, or contract awarded to us from the Department of Defense would help us greatly both financially and in establishing our prescene in the space. This would be our primary focus in the immediate future.

Two technical milestones would impact us financially. In the immediate future, we aim to achieve hands-free hover flight. This would allow us to go out and engage with stakeholder for direction for the next prototype. Subsequently, the fruition of the second prototype that can achieve hands-free flight would be monumental in our effort at gaining traction and raising the following Series A for early production.

The capital needed to go to early production will be raised through the next round of funding within two years, estimated to be between $3~5M.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $7,593.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Guanhao Wu

Amount Owed: $589,618.00

Interest Rate: 0.12%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Guanhao Wu

Guanhao Wu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO / Founder

Dates of Service: August 27, 2019 - Present

Responsibilities: Executive decisions and company vision. Current compensation $10,000 per year. 29.405% owner of the company.

Position: Lead Mechanical Engineer

Dates of Service: August 27, 2019 - Present

Responsibilities: Mechanical Engineering

Name: Ton Duong

Ton Duong's current primary role is with Stevens Institute of Technology. Ton Duong currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President / Co-Founder

Dates of Service: June 08, 2020 - Present

Responsibilities: Executive decisions and signatory responsibilities. 30.605% owner of the company.

Position: Technical Consultant

Dates of Service: June 08, 2020 - Present

Responsibilities: Consultation on significant technical decisions. Wage compensation is $57/hour.

Other business experience in the past three years:

Employer: Stevens Institute of Technology

Title: PhD Candidate

Dates of Service: August 31, 2017 - Present

Responsibilities: Ton develops wearable sensor systems and computational model for gait analysis.

Name: Andrea Giannini

Andrea Giannini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Co-Founder

Dates of Service: February 20, 2021 - Present

Responsibilities: Deciding and implementing technical milestones. Current compensation $50,000 per year. 29.405% owner of the company.

Other business experience in the past three years:

Employer: ETH Zurich

Title: PhD Candidate

Dates of Service: January 01, 2018 - August 01, 2018

Responsibilities: Research

Other business experience in the past three years:

Employer: Fathom Computing

Title: Digital Hardware Design Engineer

Dates of Service: August 01, 2018 - August 01, 2020

Responsibilities: Domain Specific Architectures for machine learning

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Guanhao Wu

Amount and nature of Beneficial ownership: 490,000

Percent of class: 32.666

Title of class: Common Stock

Stockholder Name: Ton Duong

Amount and nature of Beneficial ownership: 510,000

Percent of class: 33.999

Title of class: Common Stock

Stockholder Name: Andrea Giannini

Amount and nature of Beneficial ownership: 490,000

Percent of class: 32.666

RELATED PARTY TRANSACTIONS

Name of Entity: Guanhao Wu

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The individual's personal money is transferred to the company as working capital.

Material Terms: On various dates since September of 2019, Guanhao Wu made transfers from his personal bank account to the company's account totaling to $589,618.00 in principal. Detailed transfers are provided in "Grid Promissory Note Amounts".

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 202,650 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,666,402 outstanding.

Voting Rights

Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

Material Rights

The total amount outstanding includes 10049 of shares to be issued pursant to stock options issued.

The total amount oustanding includes 166353 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

Right of First Refusal

SECTION 11.01. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.01

(a) If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation elects to purchase any or all of the Transfer Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.01(c).

(c) If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

(d) If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 11.01(c) above, the selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 11.01 in the same manner as before said transfer.

(e) Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 11.01:

(1) A stockholder's transfer of any or all Common Stock to such stockholder's spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister.

(2) A stockholder's bona fide pledge or mortgage of any or all Common Stock with a commercial lending institution.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors.

(5) In the case of a stockholder that is an entity, upon a transfer by such stockholder to any of its Affiliates (as hereinafter defined) or the stockholders, members, partners or other equity holders of it or its Affiliates, including but not limited to, transfers in connection with the dissolution of one or more of its Affiliates "Affiliate" as used herein shall mean any person or entity which, directly or indirectly, controls, is controlled by, or is under common control with such person or entity, including, without limitation, any partner, officer, director, or member of such person or entity and any venture capital fund now or hereafter existing which is controlled by or under common control with one or more general partners (or members thereof) or shares the same management company (or members thereof) with such person or entity.

(6) A stockholder's transfer of any or all of such stockholder's Common Stock that is subject to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation (such agreement, a "ROFR Agreement"), provided that such stockholder's transfer of shares is made in compliance with the terms of the ROFR Agreement.

(f) In any such case (including any transaction included in paragraph (e) above), the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.01(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.01.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.01 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.01 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07 million USD in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may never have an operational product or service

It is possible that there may never be an operational Hands-free Personal Air Mobility System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Hands-free Personal Air Mobility System. Delays or cost overruns in the development of our Hands-free Personal Air Mobility System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits

Exovolar Industries Corp. was formed on Aug 27, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Exovolar Industries Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hands-free Personal Air Mobility System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Exovolar Industries Corp.

By   /s/ *Guanhao Wu*

　　　Name: Exovolar Industries Corp.

　　　Title: CEO

Exhibit A

FINANCIAL STATEMENTS

BALANCE SHEET

Exovolar Industries Corp.
As Of 31 Dec 2021

ASSETS

CURRENT ASSETS

Business Fundamentals Chk - 3711	**$10,811.31**
Chk - 3711 (manual)	**-$3,218.60**
Total Current Assets	**$7,592.71**

FIXED ASSETS

Auto - Isuzu	**$27,930.42**
Total Fixed Assets	**$27,930.42**

OTHER ASSETS

Patent	**$10,385.00**
Security Deposit	**$4,800.00**
Total Other Assets	**$15,185.00**

TOTAL ASSETS	**$50,708.13**

LIABILITIES

CURRENT LIABILITIES

Business Advantage Cash Rewards Choice - 0460	**$70,861.67**
CORP Account - Business Advantage Cash Rewards Choice - 7536	**-$31,657.44**
Total Current Liabilities	**$39,204.23**

TOTAL LIABILITIES	**$39,204.23**

EQUITY

CAPITAL

Common Stock - Andrea	**$490.00**
Common Stock - Equity Crowdfunding	**$25,767.00**
Common Stock - Hao	**$490.00**
Common Stock - Ton	**$510.00**
Owner Distributions	**-$22,865.00**
Owner Equity	**$611,429.98**
Retained Earnings	**-$604,318.08**
Total Capital	**$11,503.90**

NET INCOME/LOSS	**$0.00**

TOTAL Equity	**$11,503.90**
TOTAL LIABILITIES AND EQUITY	**$50,708.13**

INCOME STATEMENT

Exovolar Industries Corp.
for the period from 1 Jan 2021 to 31 Dec 2021

REVENUE

REVENUE

Other Income	$23.36
Other Income - Truck Sale	$26,500.00
Total Revenue	**$26,523.36**
TOTAL REVENUE	**$26,523.36**

EXPENSES

EXPENSES

Accounting	$2,340.92
Advertising	$310.00
Agency Fees	$14,629.98
Auto Expense	$71.88
Bank Fees	$1,129.44
Business Meetings and Conferences	$9,228.77
Commissions	$9,769.00
Computer and Internet Expense	$1,367.68
Donation	$75.00
Dues and Subscriptions	$6,339.17
Fuel Expense	$278.21
Interest Expense	$56.29
Legal & Professional Fees	$29,293.00
Meals	$302.61
NJ Corporate Business Tax	$1,665.00
Office Expense	$2,226.57
Payroll Expense	$83,396.01
Payroll Fees	$41,136.39
Payroll Tax Expense	$29,119.88
Postage and Shipping	$347.95
Prototype Development	$3,367.00
Refund	-$10,685.11
Rent	$47,155.48
Royalty Fee	$42.67
Software Subscription	$22,543.88
Supplies	$12,337.00
Travel Expense	$447.95
Truck - Fuel	$321.09
Truck - Registration	$1,957.92
Utilities	$10.68
Total Expenses	**$310,582.31**

TOTAL EXPENSES	$310,582.31
NET INCOME - LOSS	**-$284,058.95**

I, Guanhao Wu (Print Name), the CEO (Principal Executive Officers) of Exovolar Industries Corp. (Company Name), hereby certify that the financial statements of Exovolar Industries Corp. (Company Name) and notes thereto for the periods ending Dec 2020 (first Fiscal Year End of Review) and Dec 2021 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Exovolar Industries Corp. has not yet filed its federal tax return for 2021."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Apr 29, 2022 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____Apr 29, 2022_____ (Date)

CERTIFICATION

I, Guanhao Wu, Principal Executive Officer of Exovolar Industries Corp., hereby certify that the financial statements of Exovolar Industries Corp. included in this Report are true and complete in all material respects.

Guanhao Wu

CEO